MAGIC MEDIA NETWORKS, INC.
530 North Federal Highway
Fort Lauderdale, Florida 33301
(954) 764-0579 Fax: (954) 332-0111

                                                                                  August 4, 2006

Ms. Claire Erlanger
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

                  Re:   Magic Media Networks, Inc.
                           Form 10-KSB for the year ended October 31, 2005
                           Form 10-QSB for the quarter ended January 31, 2006
                           Commission file number: 000-30800

Dear Ms. Erlanger:

                  Regarding your letter of July 12, 2006, in connection with the above captioned filings, please accept the following responses which have been keyed to your comments.

Form 10-KSB for the year ended October 31, 2005

Notes to the Financial Statements
-Revenue Recognition

1. We note from your response to our prior comment 1 that you will recognize revenue for production of video clips separately only if they are billed separately and if the video clips have stand alone value apart from the ads on your networks. Please explain to us the terms of the contract with the customer and indicate whether the separate billing rates for the production of video clips are part of the initial arrangement with the customer. Also tell us how you will determine if the video clips have stand alone value apart from the ads on your networks. Additionally, please tell us if there is a general right of return relative to video clips and if so, explain how you determined that delivery of the undelivered item (i.e., air time) is probable and substantially controlled by the Company.

After your phone conversation with our representative, we have further refined  our policy regarding recognition of revenue from production of video clips. We  will only recognize such revenue, separately from air time revenue, if we bill the  customer separately for both elements and if the customer has been so advised as  a part of its initial arrangement with our company. In order for us to book the  production revenue separately, the billing rates, whether by the job or based on  time and materials, must have been presented to the customer for its approval as  part of the original contract. The video clip produced by our art department  has stand alone value and can be used for purposes other than to be aired on our  networks. Once completed and delivered to our client, the video clip is non- returnable and hence "not subject to a general right of return." We recognize air  time revenue over the term of the advertising contract or proportionately by spots  delivered, depending on the initial contract terms. We only recognize air time  revenue as air time is delivered. If our client has not been informed that we will  be billing separately for production and airtime, then all revenue from that  contract is treated as air time revenue and is recognized as commercials are aired.  Since, we have always delivered our airtime as contracted, we have determined  that delivery of the airtime is "probable" and since we have control over our  networks, the delivery of the airtime meets the criterion of "controlled by the  Company."

Note 9 - Litigation
- Franco

2. We note from your disclosure to our prior comment 3 and your Form 8-K furnished July 7, 2006 that the court entered a final judgment in favor of the plaintiff for the amount of approximately $65,000. Please confirm to us that in future filings you will accrue for the amount owed in this litigation and disclose in the notes to the financial statements the terms of the judgment and status of the payment and/or appeal.

In future filings, we will accrue for the amount owed in this litigation. We will  also disclose in the notes to our financial statements the terms of the judgment and  the status of the payment and/or appeal.

Form 10-QSB for the quarter ended April 30, 2006

Statements of Cash Flows

3.  We note from Note 2 to your financial statements that the proceeds related to the issuance of a convertible note were deposited into a restricted cash trust account to be used for the payment of withheld payroll taxes. In future filings, please present the increase in restricted cash as an operating activity on the statements of cash flows.

In future filings, we will present the increase in restricted cash as an operating  activity on our statements of cash flows.

                  We thank you for you assistance and we hope that we have adequately responded to your comments and concerns.

                                                                                  Very truly yours,

                                                                                  /s/Gordon Scott Venters
                                                                                  President